SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934


                For the Period July 1, 2002 to September 30, 2002



                         SPECTRUM SIGNAL PROCESSING INC.
               (Translation of the Registrant's Name Into English)

              One Spectrum Court, 2700 Production Way, Suite 200,
                         Burnaby, B.C., Canada, V5A 4X1
                    (Address of Principal Corporate Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                Form 20-F [X]    Form 40-F  [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                     Yes  [ ]    No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________________

                         SPECTRUM SIGNAL PROCESSING INC.
                    FOR THE QUARTER ENDED SEPTEMBER 30, 2002
                          PART I. FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS

SPECTRUM SIGNAL PROCESSING INC.
CONSOLIDATED BALANCE SHEETS
(Expressed  in thousands of United  States  dollars,  except  numbers of shares)
Prepared  in  accordance  with  United  States  generally  accepted   accounting
principles.

-----------------------------------------------------------------------------------------------------------------------------
                                                                                            December 31,      September 30,
ASSETS                                                                                          2001              2002
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                                  (Unaudited)
Current assets
    Cash and cash equivalents                                                                      $ 1,344           $ 3,874
    Accounts receivable                                                                              5,784             5,785
    Inventories                                                                                      2,389             2,901
    Prepaid expenses                                                                                   109               194
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                     9,626            12,754

Fixed assets                                                                                         2,932             2,705
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                  $ 12,558          $ 15,459
=============================================================================================================================


LIABILITIES AND STOCKHOLDERS' EQUITY
-----------------------------------------------------------------------------------------------------------------------------
Current liabilities
    Accounts payable                                                                               $ 3,277           $ 2,915
    Accrued liabilities                                                                              1,881             1,461
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                     5,158             4,376
Stockholders' equity
Share capital
    Authorized: 50,000,000 common shares, no par value
    Issued: 14,732,391 (2001 - 12,597,285)
    Outstanding: 14,732,391 (2001 - 12,363,985)                                                     21,351            24,146
Additional paid-in capital                                                                             227               639
Warrants                                                                                               412               113
Treasury stock, at cost, nil shares (2001 - 233,300)                                                (1,232)                -
Deficit                                                                                            (11,454)          (12,047)
Accumulated other comprehensive income
    Cumulative translation adjustments                                                              (1,904)           (1,768)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                     7,400            11,083
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                  $ 12,558          $ 15,459
=============================================================================================================================
See accompanying notes to consolidated financial statements.


                                                      1




SPECTRUM SIGNAL PROCESSING INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in thousands of United States dollars, except per share amounts and numbers of shares)
Prepared in accordance with United States generally accepted accounting principles
-----------------------------------------------------------------------------------------------------------------------------
                                                     Three months ended September 30,       Nine months ended September 30,
                                                          2001               2002               2001              2002
-----------------------------------------------------------------------------------------------------------------------------
                                                          (Unaudited)       (Unaudited)         (Unaudited)       (Unaudited)
Sales                                                      $   4,375           $ 4,716            $ 14,874          $ 17,058
Cost of sales                                                  1,731             2,028               5,981             7,083
-----------------------------------------------------------------------------------------------------------------------------
                                                               2,644             2,688               8,893             9,975

Expenses
    Administrative                                             1,290             1,366               3,772             3,817
    Sales and marketing                                        1,295               962               3,607             3,011
    Research and development                                   1,773             1,073               4,701             3,198
    Amortization                                                 184               183               1,042               527
    Write-down of other assets                                     -                 -               1,468                 -
-----------------------------------------------------------------------------------------------------------------------------
                                                               4,542             3,584              14,590            10,553
-----------------------------------------------------------------------------------------------------------------------------
Loss from operations                                          (1,898)             (896)             (5,697)             (578)

Other
    Interest expense                                               1                 0                  24                 7
    Other income                                                 (38)               (4)                (69)               (2)
-----------------------------------------------------------------------------------------------------------------------------
                                                                 (37)               (4)                (45)                5

Loss before income taxes                                      (1,861)             (892)             (5,652)             (583)

Income tax expense
    Current                                                        2                 -                  12                10
-----------------------------------------------------------------------------------------------------------------------------
                                                                   2                 -                  12                10
-----------------------------------------------------------------------------------------------------------------------------
Net loss                                                      (1,863)             (892)             (5,664)             (593)

Deficit, beginning of period                                  (9,982)          (11,155)             (6,181)          (11,454)
-----------------------------------------------------------------------------------------------------------------------------
Deficit, end of period                                   $   (11,845)       $  (12,047)          $ (11,845)        $ (12,047)
 =============================================================================================================================
Loss per share
    Basic                                                $    (0.15)        $    (0.06)           $   (0.46)       $   (0.04)
    Diluted                                           $       (0.15)        $    (0.06)           $   (0.46)       $   (0.04)

Weighted average shares
    Basic                                                 12,313,985         14,730,601           12,279,894        13,274,623
    Diluted                                               12,313,985         14,730,601           12,279,894        13,274,623
==============================================================================================================================
See accompanying notes to consolidated financial statements.



                                       2




SPECTRUM SIGNAL PROCESSING INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in thousands of United States dollars)
Prepared  in  accordance  with  United  States  generally  accepted   accounting
principles.
-----------------------------------------------------------------------------------------------------------------------------
                                                        Three months ended September 30,       Nine months ended September 30,
                                                            2001               2002               2001              2002
-----------------------------------------------------------------------------------------------------------------------------
                                                          (Unaudited)       (Unaudited)         (Unaudited)       (Unaudited)

Net loss                                                    $ (1,863)           $ (892)           $ (5,664)           $ (593)

Other comprehensive earnings (loss)
    Foreign currency translation                                (124)              (54)               (258)              136

-----------------------------------------------------------------------------------------------------------------------------
Comprehensive loss                                          $ (1,987)           $ (946)           $ (5,922)           $ (457)
=============================================================================================================================
See accompanying notes to consolidated financial statements.



                                       3






SPECTRUM SIGNAL PROCESSING INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)
Prepared  in  accordance  with  United  States  generally  accepted   accounting
principles.
------------------------------------------------------------------------------------------------------------------------------
                                                     Three months ended September 30,       Nine months ended September 30,
                                                          2001               2002               2001              2002
-----------------------------------------------------------------------------------------------------------------------------
                                                       (Unaudited)       (Unaudited)         (Unaudited)       (Unaudited)
 CASH FLOWS FROM OPERATING ACTIVITIES
     Net loss                                               $ (1,863)           $ (892)           $ (5,664)           $ (593)
     Adjustments to reconcile net loss to net cash
       provided by (used for) operating activities
         Amortization                                            184               183               1,042               527
         Write-down of other assets                                -                 -               1,468                 -
         Changes in operating assets and liabilities
                 Accounts receivable                           1,644              (729)              3,486                22
                 Inventories                                     110              (562)                386              (512)
                 Prepaid expenses                                 86                56                  37               (86)
                 Accounts payable                                (82)              (21)               (670)             (382)
                 Accrued liabilities                              35              (630)               (360)             (434)
-----------------------------------------------------------------------------------------------------------------------------
 Net cash provided by (used for) operating activities            114            (2,595)               (275)           (1,458)
-----------------------------------------------------------------------------------------------------------------------------
 CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of fixed assets                                   (200)              (66)               (702)             (284)
-----------------------------------------------------------------------------------------------------------------------------
 Net cash used for investing activities                         (200)              (66)               (702)             (284)
-----------------------------------------------------------------------------------------------------------------------------
 CASH FLOWS FROM FINANCING ACTIVITIES
     Issue of shares from share options                            -                 3                 148                14
     Issue of shares from Employee Share Purchase Plan             -                 -                  34                40
     Issue of shares for cash                                      -                 -                   -             4,496
     Share issue costs                                             -               (21)                  -              (410)
-----------------------------------------------------------------------------------------------------------------------------
 Net cash provided by (used for) financing activities              -               (18)                182             4,140
-----------------------------------------------------------------------------------------------------------------------------

 Effect of foreign currency exchange rates on cash and
    cash equivalents                                             128               228                 150               132
-----------------------------------------------------------------------------------------------------------------------------

 Net increase (decrease) in cash and cash equivalents
    during the period                                             42            (2,451)               (645)            2,530
 Cash and cash equivalents, beginning of period                1,851             6,325               2,538             1,344
-----------------------------------------------------------------------------------------------------------------------------
 Cash and cash equivalents, end of period                    $ 1,893           $ 3,874             $ 1,893           $ 3,874
=============================================================================================================================
See accompanying notes to consolidated  financial statements.  See supplementary information (note 3).



                                       4




SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2002
(Expressed in thousands of United States dollars)
Prepared in accordance with United States generally accepted accounting principles.
-----------------------------------------------------------------------------------

1.   BASIS OF PREPARATION

     The accompanying financial information as at September 30, 2002 and for the three and nine month periods ended September 30, 2002 is unaudited and does not include all disclosures  required under generally  accepted  accounting principles for annual  financial  statements.  The  accompanying  financial information  reflects  all  adjustments,  consisting  primarily  of  normal recurring adjustments,  which are, in the opinion of management,  necessary
     for  a  fair   presentation  of  results  for  the  interim  periods.   The
     consolidated  financial  statements  should be read in conjunction with the consolidated  financial  statements  and  notes  thereto  included  in  the
     Company's fiscal 2001 Annual Report.

2.   SIGNIFICANT ACCOUNTING POLICIES

     The financial  statements  have been prepared in accordance with accounting
     principles   generally  accepted  in  the  United  States  using  the  same accounting policies and methods of application as those disclosed in note 1 to the Company's financial statements for the year ended December 31, 2001, except for the following:

     Business combinations, goodwill, and other intangible assets

     In August 2001,  the Financial  Accounting  Standards  Board issued FAS No.
     141,  "Business  Combinations",  and  FAS  No.  142,  "Goodwill  and  Other
     Intangible Assets". FAS No. 141 requires the purchase method of accounting for all business combinations and applies to all business combinations initiated after September 30, 2001 and to all business combinations accounted for by the purchase method that are completed after September 30, 2001. FAS No. 142 requires that goodwill as well as other indefinite life intangible assets be tested annually for impairment and is effective for fiscal years beginning after December 15, 2001.

     The Company has adopted FAS No. 141 and 142 effective January 1, 2002. As of the date of adoption, the Company had no unamortized goodwill and consequently the adoption of the new standards have had no impact on the figures presented. In accordance with the requirements of FAS 142, this change in accounting policy is not applied retroactively and the amounts presented for prior periods have not been restated for this change. If this change in accounting policy had been applied retroactively, net loss for the nine months ended September 30, 2001 would have remained the same, amortization expense would have decreased by $489 to $553 and write-down of other assets would have increased by $489 to $1,957.





                                       5



SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2002
(Expressed in thousands of United States dollars)
Prepared in accordance with United States generally accepted accounting principles.
---------------------------------------------------------------------------------------------------------------------------

3.   SUPPLEMENTARY INFORMATION

                                                   Three months ended September 30,        Nine months ended September 30,
                                               -------------------------------------   ------------------------------------
                                                             2001              2002                 2001              2002
                                               -------------------------------------   ------------------------------------
                                                       (Unaudited)       (Unaudited)          (Unaudited)       (Unaudited)
Cash received for:
     Interest                                                $ 37               $ 3                 $ 65               $ 4
     Income taxes                                              43                 -                   43                 -

Cash paid for:
     Interest                                                   1                 -                    3                 7
     Income taxes                                               5                 1                   26                 9

Non-cash financing activities
     Expiration of share purchase warrants                      -                 -                   11               412
        reclassified to additional paid-in capital
     Issue of share purchase warrants                           -                 -                    -               113
     Cancellation of treasury shares                            -                 -                    -             1,232

4.   TPC FUNDING

     In March 1999, the Company entered into a contribution agreement with Technology Partnerships Canada to develop a new line of communications products. Under this agreement, Technology Partnerships Canada was required to contribute 31% of the costs incurred in the development of these products to a maximum contribution of Cdn$6,300 ($3,972). In exchange for this contribution, the Company is required to pay a 2.5% contingently repayable royalty on sales of funded communications products up to a maximum of Cdn$11,428 ($7,204). During the nine month period ending
     September 30, 2002, the Company claimed and credited Cdn$1,390 ($876) against research and development expenses which is still receivable. The obligation of Technology Partnerships Canada to fund product development activities expired effective September 30, 2002.

5.    PRIVATE PLACEMENT

     During June 2002, the Company consummated the sale of 2,310,000 of its common shares at a price of Cdn$3.00 ($1.95) per share for gross proceeds of Cdn$6,930,000 ($4,495,621). The offering was made in a private placement transaction primarily in Canada and was not registered in the U.S. As part of the offering, the Company paid to the placement agents an aggregate cash fee of Cdn$485,100 ($314,693) and issued to the placement agents warrants to purchase up to 161,700 common shares at an exercise price of Cdn$3.14 ($2.05) expiring August 19, 2003. The fair value of the warrants was estimated to be Cdn$1.07 ($0.70) per warrant to the underwriter, using the Black-Scholes option pricing model.

ITEM 2.  MANAGEMENT DISCUSSION AND ANALYSIS

MANAGEMENT'S  DISCUSSION  AND  ANALYSIS OF  FINANCIAL
CONDITION  AND RESULTS OF OPERATIONS.

         The following discussion and analysis should be read in conjunction with the Company's financial statements and the notes thereto included elsewhere in this Quarterly Report.

GENERAL

         The Company was incorporated in 1987 under the laws of British Columbia. The Company is a technology company that designs, develops and markets high-density, real-time signal processing systems for the wireless and voice over packet communications infrastructure markets. These sophisticated hardware and software systems are used in communications infrastructure equipment to enable the convergence of different voice and data communications networks or to enable communication between different standards within the same network.

         The Company devotes significant resources toward research and product development activities. The Company sometimes enters into agreements with its Original Equipment Manufacturer, or OEM, customers and others under which the Company receives fees in connection with the development of products in anticipation of production ("development contract fees"), and uses these fees to fund the related product development. Development contract fees are recognized as revenue upon the achievement of predetermined development milestones, which also typically coincide with invoicing and payments. Costs associated with development contract fees generally are included in cost of sales.

         The Company publishes its financial statements in United States dollars ("US$") and prepares all such statements in accordance with United States generally accepted accounting principles.

RESULTS OF OPERATIONS

                                      Three months ended September 30,         Nine months ended September 30,
                                             2001                 2002              2001                  2002
---------------------------------------------------------------------------------------------------------------
Sales                                      100.0%               100.0%            100.0%                100.0%
Cost of sales                               39.6%                43.0%             40.2%                 41.5%
---------------------------------------------------------------------------------------------------------------

Gross profit                                60.4%                57.0%             59.8%                 58.5%

Expenses
    Administrative                          29.5%                29.0%             25.4%                 22.4%
    Sales and marketing                     29.6%                20.4%             24.3%                 17.7%
    Research and development                40.5%                22.7%             31.6%                 18.7%
    Amortization                             4.2%                 3.9%              7.0%                  3.1%
    Write-down of other assets               0.0%                 0.0%              9.9%                  0.0%
---------------------------------------------------------------------------------------------------------------
                                           103.8%                76.0%             98.1%                 61.9%
---------------------------------------------------------------------------------------------------------------

Loss from operations                       -43.4%               -19.0%            -38.3%                 -3.4%

Other
    Interest expense                         0.0%                 0.0%              0.2%                  0.0%
    Other income                            -0.9%                -0.1%             -0.5%                  0.0%
---------------------------------------------------------------------------------------------------------------

Loss before income taxes                   -42.5%               -18.9%            -38.0%                 -3.4%

Income tax expense                           0.0%                 0.0%              0.1%                  0.1%
---------------------------------------------------------------------------------------------------------------

Net loss for the period                    -42.6%               -18.9%            -38.1%                 -3.5%
---------------------------------------------------------------------------------------------------------------


THREE MONTHS ENDED SEPTEMBER 30, 2002 COMPARED TO THE THREE MONTHS ENDED SEPTEMBER 30, 2001

         Sales. Sales for the quarter ended September 30, 2002 were $4,716,000, an increase of $341,000, or 7.8%, relative to sales in the quarter ended September 30, 2001. Included in sales were revenues from the Company's internally developed products based on Texas Instruments microprocessors of $1,843,000, or 39.1% of sales, compared to $2,591,000, or 59.2% of sales in the third quarter of 2001. Also included were revenues from the Company's internally developed products based on Analog Devices microprocessors of $1,072,000, or 22.7% of sales, compared to $1,468,000, or 33.6% of sales in the third quarter of 2001. Also included were revenues from the Company's internally developed products based on Motorola Computer microprocessors of $799,000 or 16.9% of sales in the quarter. The increase in the Company's sales for the third quarter of 2002 compared to sales for the third quarter of 2001 was attributable primarily to ordinary course fluctuations in the timing and value of orders. The Company has ceased all new product development activities of Analog Devices microprocessors' based products. The Company expects revenues from Analog Devices microprocessors' based products will continue to decline in future periods. Product revenues related to Motorola Computer microprocessor based products are expected to continue to increase as the result of new product development.

         Gross Profit. Gross profit increased to $2,688,000 for the third quarter of 2002 from $2,644,000 for the third quarter of 2001, an increase of 1.7%. Gross margin (profit as a percentage of sales) was 57.0% for the third quarter of 2002, compared to 60.4% for the third quarter of 2001. The Company's gross margin was lower during the 2002 period due to the negative impact of charges to adjust inventory to the lower of cost and net realizable value and higher than normal initial production costs of certain new products. The Company's historical gross margin also has varied by quarter due to volume-related efficiencies, changes in product and customer mix and provisions for manufacturing scrap and obsolescence.

         Administrative. Administrative expenses for the third quarter of 2002 were $1,366,000, or 29.0% of sales for the period, compared to $1,290,000, or 29.5% of sales for the third quarter of 2001. Administrative expenses were higher for the third quarter of 2002 due to increased facilities expenses which were partially offset by reduced bad debt expense. As a percentage of sales, administrative expenses decreased slightly in the third quarter of 2002 due to higher sales for the quarter without a commensurate increase in administrative expenses.

          Sales and Marketing. Sales and marketing expenses for the third quarter of 2002 were $962,000, or 20.4% of sales for the period, compared to $1,295,000, or 29.6% of sales for the third quarter of 2001. Sales and marketing expenses were lower for the third quarter of 2002 due to reduced spending relating to employee compensation, recruiting and third party sales rep commissions. As a percentage of sales, sales and marketing expenses decreased in the third quarter of 2002 due to higher sales for the quarter without a commensurate increase in sales and marketing expenses.

         Amortization. Amortization consists of the depreciation of the Company's fixed assets, amortization of other intangibles and, historically, the amortization of goodwill. Amortization expense for the third quarter of 2002 was $183,000, or 3.9% of sales for the period, compared to $184,000 or 4.2% of sales for the third quarter of 2001.

         Research and Development. Research and Development expenses were $1,073,000 for the third quarter of 2002, or 22.7% of sales for the quarter, compared to $1,773,000, or 40.5% of sales for the third quarter of 2001. R&D expenses for the third quarter of 2002 consisted primarily of costs associated with new product developments undertaken by the Company. The decrease in R&D expenditures resulted primarily from decreased third party project expenses and decreased employee compensation. The decrease in employee compensation expense was due primarily to the effect of a severance charge taken during the 2001 period.

         Net Loss. The Company had net loss for the third quarter of 2002 of $892,000, compared to a net loss of $1,863,000 for the third quarter of 2001. The Company's loss per share (basic) for the third quarter of 2002 was $0.06, compared to a loss per share (basic) of $0.15 for the third quarter of 2001.

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 COMPARED TO THE NINE MONTHS ENDED SEPTEMBER 20, 2001

         Sales. Sales for the nine months ended September 30, 2002 were $17,058,000, an increase of $2,184,000, or 14.7%, compared to sales for the nine months ended September 30, 2001. Included in sales were revenues from the Company's internally developed products based on Texas Instruments microprocessors of $8,090,000, or 47.4% of sales for the period, compared to $9,284,000, or 62.4% of sales for the nine months ended September 30, 2001. Also included were revenues from the Company's internally developed products based on Analog Devices microprocessors of $4,309,000, or 25.3% of sales, compared to $4,074,000, or 27.4% of sales for the nine months ended September 30, 2001. Also included were revenues from the Company's internally developed products based on Motorola Computer microprocessors of $1,469,000 or 8.6% of sales in the period. The increase in the Company's sales for the nine months ended September 30, 2002 compared to sales for the nine months ended September 30, 2001 was attributable primarily to ordinary course fluctuations in the timing and value of orders. The Company has ceased all new product development activities of Analog Devices microprocessors' based products. The Company expects revenues from Analog Devices microprocessors' based products will continue to decline in future periods. Product revenues related to Motorola Computer microprocessor based products are expected to continue to increase as the result of new product development.


         Gross Profit. Gross profit increased to $9,975,000 for the nine months ended September 30, 2002 from $8,893,000 for the nine months ended September 30, 2001, an increase of 12.2%. Gross margin (profit as a percentage of sales) decreased to 58.5% for the nine months ended September 30, 2002 from 59.8% for the nine months ended September 30, 2001. The decrease in gross margin was due primarily to an increase in the Company's reserve for warranty costs and charges to adjust inventory to the lower of cost and net realizable value. The Company's historical gross margin has also varied by quarter due to volume-related efficiencies, changes in product and customer mix and provisions for manufacturing scrap and obsolescence.

         Administrative. Administrative expenses for the nine months ended September 30, 2002 were $3,817,000, or 22.4% of sales for the period, compared to $3,772,000, or 25.4% of sales for the nine months ended September 30, 2001. Administrative expenses were higher for the nine months ended September 30, 2002 due to increased facilities related expenses which were partially offset by reduced bad debt expense. As a percentage of sales, administrative expenses decreased for the nine months ended September 30, 2002 due to higher sales for the period without a commensurate increase in administrative expenses.

          Sales and Marketing. Sales and marketing expenses for the nine months ended September 30, 2002 were $3,011,000, or 17.7% of sales for the period, compared to $3,607,000, or 24.3% of sales for the nine months ended September 30, 2001. Sales and marketing expenses were lower for the nine months ended September 30, 2002 due to reduced employee compensation and recruiting expenses and reduced discretionary spending. As a percentage of sales, sales and marketing expenses decreased in the nine months ended September 30, 2002 due to higher sales for the period without a commensurate increase in sales and marketing expenses.

         Amortization. Amortization expense for the nine months ended September 30, 2002 was $527,000, a decrease of $515,000, or 49.4% over the nine months ended September 30, 2001. The decrease in amortization expense was due to the effect of the Company's write-off during the nine months ended September 30, 2001 of $1,468,000 of goodwill remaining from the acquisition of the net assets of Alex Computer Systems Inc. in 1998.


         Research and Development. Research and Development expenses were $3,198,000 for the nine months ended September 30, 2002, or 18.7% of sales for the period, compared to $4,701,000, or 31.6% of sales for the nine months ended September 30, 2001. The expenses in the nine months ended September 30, 2002 consisted primarily of costs associated with new product developments undertaken by the Company. The decrease in R&D expenditures resulted primarily from reduced employee compensation and recruiting expenses and reduced spending on third party project development.

         Net Loss. The Company had net loss for the nine months ended September 30, 2002 of $593,000, compared to a net loss of $5,664,000 for the nine months ended September 30, 2001. The Company's loss per share (basic) for the nine months ended September 30, 2002 was $0.04, compared to a loss per share (basic) of $0.46 for the nine months ended September 30, 2001.

FINANCIAL CONDITION

         The Company historically has met its operating and capital requirements from cash flow from operations, from borrowings under its line of credit facility and from funds generated by sale of its equity securities.

         During the three months ended September 30, 2002, the Company used $2,595,000 in cash for operating activities due primarily to a net loss of $892,000, an increase in accounts receivable of $729,000 and an increase in inventory of $562,000 and a decrease in accrued liabilities of $630,000. The increase in accounts receivable resulted primarily from an early customer payment in the second quarter of 2002, as well as an increase in non-trade receivables. During the nine months ended September 30, 2002, the Company used $1,458,000 in cash from operating activities due primarily to a net loss of $593,000, amortization of $527,000 and an increase in inventory of $512,000, a decrease in accounts payable of $382,000, and a decrease in accrued liabilities of $434,000.

         Cash used in investing activities for the three and nine month periods ended September 30, 2002 was $66,000 and $284,000, respectively. In both periods, such uses were for the purchase of computer equipment, furniture and fixtures, and leasehold improvements.

         Cash provided by financing activities for the nine month period ended September 30, 2002 was approximately $4,140,000, resulting primarily from the sale of equity securities by the Company during June 2002, as described below.

         At September 30, 2002 and December 31, 2001, the Company's net cash and cash equivalents were $3,874,000 and $1,344,000, respectively. Other than with respect to operating leases and the agreement with Technology Partnerships Canada described below, the Company does not have significant future expenditure commitments at September 30, 2002.

         The Company has a credit facility with a Canadian Chartered Bank consisting of a Cdn$5,000,000 (approximately $3,152,000) operating line of credit. The Company's US dollar borrowing capacity under its Canadian dollar-denominated line of credit will vary period to period based on exchange rate fluctuations. Borrowings under the line of credit bear interest at the bank's US base rate plus 1%, unless the borrowings are denominated in Canadian dollars, in which case the rate of interest is the bank's prime rate plus 1%. Borrowings are due on demand and interest is due monthly. Borrowings are secured by substantially all of the Company's current assets. Borrowings may not exceed certain percentages of a defined borrowing base consisting of specified domestic and foreign accounts receivable and specified inventories. Borrowings under the line of credit in excess of Cdn$2,500,000 (approximately $1,576,000) are subject to advance notification to, and approval by, the bank. The line of credit agreement contains certain financial covenants including a requirement to maintain a minimum current ratio of 1.50 to 1.00, a maximum debt to tangible net worth ratio of 1.10 to 1.00 and specified minimum quarterly net earnings amounts. The Company believes it is in compliance with the terms of the line of credit except that it did not comply with the minimum quarterly net earnings covenant for the third quarter of 2002. The Company notified the bank of this non-compliance and the bank has informally indicated to the Company that the full amount of the credit facility remains available for borrowing. Under the terms of the facility, however, the bank is permitted to terminate the line of credit and, in the absence of a formal waiver, there can be no assurance that the bank will actually advance funds to the Company if requested to do so. The Company's net borrowings under the line of credit as of September 30, 2002 were nil.

         During June 2002, the Company consummated the sale of 2,310,000 of its common shares at a price of Cdn$3.00 ($1.95) per share for gross proceeds of Cdn$6,930,000 ($4,495,621). The offering was made in a private placement transaction primarily in Canada and was not registered in the U.S. As part of the offering, the Company paid to the placement agents an aggregate cash fee of Cdn$485,100 ($314,693) and issued to the placement agents warrants to purchase up to 161,700 common shares at an exercise price of Cdn$3.14 ($2.05) expiring August 19, 2003.

         In March 1999, the Company entered into an agreement with Technology Partnerships Canada, or TPC, an agency of the Canadian government, providing for an investment in the Company to finance approximately one-third of the Company's research and development costs to develop a new product line targeted to the telecommunications market. To date the Company has claimed Cdn$3,913,000 ($2,467,000) and has pending claims of Cdn$1,690,000 ($1,065,000). The obligation of Technology Partnerships Canada to fund product development activities expired effective September 30, 2002. TPC's investment is structured to be contingently repayable by way of a 2.5% royalty on sales of new products financed by the investment. During the nine months ended September 30, 2002, the Company accrued royalties payable of $75,000. If the Company has not paid at least Cdn$11,428,000 ($7,204,000) in royalties to TPC by December 31, 2006, royalties shall continue to be due at a rate of 2.5% until an aggregate of Cdn$11,428,000 ($7,204,000) in royalties has been paid. The investment is also repayable immediately upon the occurrence of certain events of default, which include bankruptcy events. Otherwise, the Company is not required to repay the investment except by way of royalties, if any, on the products financed by the investment. TPC did not receive an equity participation in the Company as part of its investment.


         The Company believes that cash generated from operations, cash generated from the Company's recent sale of equity securities, and borrowings available under the Line of Credit, as well as funds received from TPC, will be sufficient to meet its working capital and capital expenditure requirements for at least the next twelve months. However, the Company may in the future require additional equity or debt financing to meet its working capital, property and equipment and acquisition requirements. There can be no assurance that additional financing will not be required sooner, or, if required, that it will be available on a timely basis or on terms satisfactory to the Company.

HEDGING

         Since 1995, the Company has, from time to time, entered into currency derivative contracts to attempt to reduce a portion of its exposure to foreign exchange rate fluctuations. These contracts typically do not have terms exceeding one year when entered into. The market price of these contracts generally approaches the spot exchange rates as the contracts approach the expiration of their term. The maximum amount the Company has hedged under these contracts at any one time is Cdn$8,000,000 ($5,043,000). While the Company does attempt to mitigate some of the risks of exchange rate fluctuations between the US dollar and the Canadian dollar by denominating many of its payment obligations in US dollars and, to a lesser extent, through its use of exchange-traded or over-the-counter contracts, there can be no assurance that these strategies will substantially reduce the potential adverse effect of exchange rate fluctuations on the Company's business, financial condition or results of operations. At September 30, 2002, the Company was not party to any forward foreign exchange contracts.

INFLATION AND FOREIGN CURRENCY FLUCTUATIONS

         The Company believes that inflation and other changes in prices have not had a material effect on the Company. The Company intends to continue to sell the majority of its products in US dollars while incurring costs in varying proportions in Canadian dollars, US dollars and other currencies. Thus, the Company's operations are susceptible to fluctuations in currency exchange rates. In addition, if the Canadian dollar rises relative to the US dollar, the Company's reported operating expenses and net income may be materially and adversely affected.

CRITICAL ACCOUNTING POLICIES

         The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States, and makes estimates and assumptions that affect its reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. The Company bases its estimates on historical experience and other assumptions that it believes are reasonable in the circumstances. Actual results may differ from these estimates.

         The following critical accounting policies affect the Company's more significant estimates and assumptions used in preparing its consolidated financial statements:

o The Company maintains an allowance for doubtful accounts for estimated losses that may arise if any of its customers are unable to make required payments. On an ongoing basis, management specifically analyzes the age of outstanding customer balances, historical bad debts, customer credit-worthiness and changes in customer payment terms when making estimates of the uncollectability of the Company's accounts receivable. If the Company determines that the financial condition of any of the Company's customers deteriorates, increases in the allowance may be made at the time that determination is made.

o The Company values its inventory at the lower of cost, determined on an average cost basis, and net realizable value. Under the average cost method, the valuation of inventories at cost is determined by reviewing all recent inventory purchases or production costs and valuing inventory items based on the average cost of those most recent purchases and production runs. Purchase and production quantities can have a significant impact on the per unit cost of inventories. These factors can lead to a distortion in the valuation of inventory relative to the "lower of cost and market" principle. To reduce the potential for such distortions in the Company`s inventory valuation, the Company adjusts for items purchased or produced in larger quantities. The Company believes that its inventory valuation method provides an inventory valuation that reasonably approximates cost and results in carrying inventory at the lower of cost and market. The Company assesses the need for inventory write-downs based on its assessment of estimated net realizable value using assumptions about future demand and market conditions. If market conditions are worse than the Company's projections, an additional inventory write-down may be required.

o As part of the process of preparing its consolidated financial statements, the Company is required to estimate its income taxes in each of the jurisdictions in which it operates. This process involves estimating the Company's actual current tax exposure, together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities that may be included on the Company's consolidated balance sheet to the extent a net deferred tax asset or liability exists. The Company evaluates its deferred income tax assets and currently believes their realization is not considered more likely than not. Therefore, a valuation allowance is provided against the calculated amount of deferred tax assets. The valuation allowance is based on the Company's estimates of taxable income by jurisdiction in which it operates and the period over which its deferred tax assets will be recoverable. In the event that actual results differ from these estimates, or the Company adjusts these estimates in future periods, the Company may need to adjust the valuation allowance.

o The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors the Company considers important which could trigger an impairment review include significant underperformance relative to historical or projected future operating results; significant changes in the manner the Company uses the acquired assets or the Company's overall business strategy; significant negative industry or economic trends; significant decline in the Company's stock price for a sustained period; and the Company's market capitalization relative to its net book value. When the Company determines that the carrying value of long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, the Company measures any impairment based on projected undiscounted and discounted cash flows using a discount rate determined by the Company's management to be commensurate with the risk inherent in its current business model.

PART II.  OTHER INFORMATION

ITEM 1.  LEGAL PROCEEDINGS

None


ITEM 2.  CHANGES IN SECURITIES

None


ITEM 3.  DEFAULTS UPON SENIOR SECURITIES

Not Applicable


ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None


ITEM 5.  OTHER INFORMATION

Not Applicable


ITEM 6.  EXHIBITS AND REPORTS

(a)  Exhibits

None
(b)  Reports on Form 6-K

      1. Report on Form 6-K, filed July 10, 2002, attaching press releases announcing (i) completion of private placement of equity securities and (ii) product design win.

      2. Report on Form 6-K, filed August 1, 2002, attaching press releases announcing second quarter financial results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                          Spectrum Signal Processing Inc.

   Date: November 12, 2002              By:    /s/ Martin C. McConnell
                                               --------------------------
                                        Name:  Martin C. McConnell
                                        Title: Vice President of Finance, Chief
                                               Financial Officer and Secretary










                                      II-2